July 28, 2014

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Roger Schwall

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-196958) of Transocean Partners LLC, a Marshall Islands limited liability Company (the “Company”)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed initial public offering of common units representing limited liability company interests, we hereby join the Company’s request for acceleration of effectiveness of the above-referenced registration statement to 2:00 p.m. (Washington, D.C. time) on July 30, 2014, or as soon thereafter as is practicable, unless the Company notifies you otherwise prior to such time.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the initial public offering, dated July 22, 2014, through the date hereof:

Preliminary Prospectus dated July 22, 2014

7,510 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advises that they have complied, will continue to comply, and that each participating underwriter has informed the undersigned that it has complied, and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours, MORGAN STANLEY & CO. LLC BARCLAYS CAPITAL INC. As Representatives of the several underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Vikas Bharathwaaj
Name:	Vikas Bharathwaaj
Title:	Vice President

BARCLAYS CAPITAL INC.

By:	/s/Victoria Hale
	Name:	Victoria Hale
	Title:	Vice President

SIGNATURE PAGE

ACCELERATION REQUEST LETTER